Exhibit 10.1
April 27, 2011
Stephan Kiratsous
[address intentionally omitted]
Dear Stephan:
     We are most pleased to extend to you this offer to join our executive management team. This letter agreement (the “Letter Agreement”) will formally set forth the terms of your employment with Delphi Capital Management, Inc. (the “Company”).
     1. Start Date. Provided that you execute this Letter Agreement, and subject to satisfactory completion of a background check, your employment shall commence on or about August 1, 2011 or such other date on which we mutually agree.
     2. Responsibilities. Upon the approval by the Board of Directors of the Company’s parent company, Delphi Financial Group, Inc. (“DFG” and, together with the Company and the other subsidiaries of DFG, the “Companies”) of your appointment to such position, which shall be effective upon your commencement of employment with the Company, you will serve as Executive Vice President and Chief Financial Officer of DFG and of the Company. Such appointment shall be submitted to DFG’s Board of Directors for approval at its meeting to be held on May 11, 2011. In such capacity, you shall have such authority and perform such tasks as Robert Rosenkranz, the Chief Executive Officer of DFG or his successor (the “CEO”), and/or I (or my successor) assign to you from time to time relating to the Companies. In connection with the performance of the duties of your position, you shall comply with such rules of conduct as are from time to time in effect with regard to the employees of the Companies at your level, including but not limited to DFG’s Code of Conduct and Code of Ethics for Senior Financial Officers.
     3. Compensation. Your compensation shall be as follows:
          (a) Base Salary. You will receive a base salary (“Base Salary”) at an annual rate equal to that of the base salary paid to the CEO, as in effect from time to time, payable in accordance with the regular payroll practices of the Company. Presently, such rate is $890,000 per annum.

          (b) Cash Bonus. You will be eligible to receive an annual cash bonus (a “Cash Bonus”) pursuant to DFG’s Annual Incentive Compensation Plan (the “Annual Plan”). Under the Annual Plan, the Cash Bonus payable to you for a particular year will depend on the extent to which one of more goals adopted by the Compensation Committee of DFG’s Board of Directors (the “Compensation Committee”) for such year are satisfied, subject in all events to the ability of the Compensation Committee to exercise negative discretion to reduce or eliminate the amount of any Cash Bonus that would be earned by reason of the satisfaction of such goals. For this purpose, the goals applicable to a particular year will generally be the same as those which relate to the CEO’s and my potential cash bonuses for such year. However, subject to the last sentence of this paragraph 3(b) and to paragraph 5 below, the minimum amount of the Cash Bonus payable to you with respect to calendar year 2011 will be $875,000 (the “2011 Cash Bonus”). The target level of the Cash Bonus for each year subsequent to 2011 shall be equal to fifty percent (50%) of the corresponding cash bonus to the CEO for such year, provided that if a Committee Determination (as such term is defined in paragraph 3(d) below) occurs, such target percentage shall thereafter be equal to sixty percent (60%). The Cash Bonus will be payable in accordance with the regular payroll practices of the Company and you must be continue to be employed on the date cash bonuses are paid to executive-level employees of the Company for the applicable year to be eligible to receive a Cash Bonus for such year, subject to paragraph 5 below.
          (c) Share-Based Awards. You will be eligible for an annual share-based award (a “Share-Based Award”), one-half of which consists of restricted share units (“RSU’s”) of DFG’s Class A Common Stock (the “Stock”) and one-half of which consists of options to purchase the Stock (“Options”) having an exercise price per share equal to the closing price of the Stock on the New York Stock Exchange (the “Closing Price”) on the effective date of such award, in each case in a number determined in the discretion of the Compensation Committee. However, subject to the last sentence of this paragraph 3(c) and to paragraph 5 below, the minimum Share-Based Award to you for 2011 (the “2011 Share-Based Award”) shall consist of (i) a number of RSU’s determined by dividing the amount of $780,000 by the Closing Price on the effective date of such award and (ii) a number of Options determined by dividing the amount of $2,340,000 by the Closing Price on such date, each as established by formal action of the Compensation Committee. The target level of the Share-Based Award for each year subsequent to 2011 shall be equal to fifty percent (50%) of the corresponding share-based award to the CEO for such year, provided that if a Committee Determination occurs, such target percentage shall thereafter be equal to sixty percent (60%). You must continue to be employed on the date on which annual share-based awards are made to executive-level employees of the Company to be eligible to receive a Share-Based Award on such date.
          (d) Committee Determination. For purposes of the preceding paragraphs 3(b) and 3(c), a “Committee Determination” shall mean the determination of the Compensation Committee, as evidenced by a formal resolution adopted by such committee, that you have been instrumental in the implementation by DFG or one of its subsidiaries of a specific acquisition, financing, strategic relationship or other transaction that results in significant financial or positional benefits to DFG and which, in the context of typical executive management performance evaluation processes, would be viewed as warranting a merit pay increase.
          (e) Special Payment and Grants upon Commencement of Employment. Effective on or about the date on which your employment commences, subject to formal action by the Compensation Committee, you will receive (i) a cash payment of $500,000, (ii) a number of options determined by dividing the amount of $1,500,000 by the Closing Price on the effective date of such award (the “Special Stock Option Grant”) having an exercise price per share equal to such Closing Price and (iii) a number of RSU’s determined by dividing the amount of $1,500,000 by the Closing Price on the effective date of such award (the “Special RSU Grant”).
          (f) Terms of Options and RSU’s. The terms of all Options and RSU’s granted to you shall be subject to the provisions of DFG’s 2003 Employee Long-Term Incentive and Share Award Plan, as amended from time to time (the “Plan”), and to such additional terms as are set forth in the Award Agreement (as such term is defined in the Plan) relating to the applicable grant. Such terms, including but not limited to those relating to vesting, forfeiture and, in the case of RSU’s, the timing of the delivery of the underlying shares of the Stock, will correspond in all material respects to those of the Options and RSU’s granted to me concurrently with the applicable grants to you, and, in the case of the grants contemplated by clauses (ii) and (iii) of the preceding paragraph 3(e), such terms will be in accordance with the form of Special Award Agreement attached to this Letter Agreement as Exhibit A (the “Special Award Agreement”).
          (g) Withholdings. All payments made pursuant to this Letter Agreement shall be subject to applicable withholdings for federal, state and local taxes and to any withholdings elected by you pursuant to any of the Companies’ benefit plans or programs in which you are eligible to participate.
     4. Benefits. You shall be eligible to participate in such benefit plans or programs of the Companies as may exist from time to time to the same extent as other persons employed by the Company at your level, subject in all events to the terms of such plans and programs, which may be amended from time to time or terminated at any time.
     5. Termination of Employment. Your employment shall be “at will,” which means that either the Company or you may terminate your employment at any time, for any reason, or for no reason, with or without notice. You agree to provide the Company with one month prior notice if you resign. In the event that your employment terminates for any reason, you shall receive your Base Salary through the date of the termination of your employment. You will not be entitled to any Cash Bonus, Share-Based Award or additional compensation for the year in which your employment terminates (or any portion thereof) unless otherwise determined by the Compensation Committee in its sole discretion, provided, however, in the event your employment is terminated by the Company other than for Cause (as defined in the Special Award Agreement) or by you for Good Reason (as defined in the Special Award Agreement), in either case prior to the payment of the 2011 Cash Bonus or the granting of the 2011 Share-Based Award, you will be paid the 2011 Cash Bonus and receive the 2011 Share-Based Award no later than the last day on which you are employed by the Company.
     6. Confidential Information. You acknowledge that you shall acquire during your employment Confidential Information (as defined below) regarding the businesses of the Companies. Accordingly, you agree that, without the prior written consent of the Company, you shall not at any time disclose to any unauthorized person or otherwise use any such Confidential Information except as necessary in furtherance of your employment duties. “Confidential Information” means non-public information concerning the Companies and their affiliated and related entities, including but not limited to their operations, systems, services, personnel, compensation, marketing, financial affairs, investment and trading performance, philosophies, strategies and techniques, structure, products, product development, transaction and financing structures, technology, software, systems, valuation, risk and other models and analysis, research, credit files, risk management tools, portfolio composition, trading parameters and risk limits, service providers, data sources and contractual and other business relationships.
     7. Company Property. You acknowledge that all property, originals and copies of materials, records and documents (including materials maintained electronically) generated by you or coming into your possession or under your control during your employment, including but not limited to those containing or relating to Confidential Information, are the sole property of the Companies. Upon the termination of your employment for any reason, or upon the request of the Company at any time, you will promptly deliver all copies of such materials to the Company. At no time will you make or store any copy of any record, file, memorandum, document, equipment or other item relating to the businesses of the Companies, including but not limited to any computer data related to the foregoing, except as necessary in furtherance of your employment duties.
     8. Work Product. You agree that all ideas, inventions, discoveries, systems, interfaces, protocols, concepts, formats, suggestions, creations, developments, arrangements, designs, programs, products, processes, investment strategies, materials, computer programs or software, data bases, improvements, valuation models, risk management tools and other tangible and intangible properties related to the businesses of the Companies conceived, made or developed during your employment, whether conceived by you alone or working with others (collectively, the “Work Product”), shall be owned by, and belong exclusively to, the Companies. You hereby assign to the Companies your entire rights to the Work Product and agree to execute any documents and take any action reasonably requested by any Company to protect the rights of such Company in any Work Product.
     9. Non-Solicitation. During your employment and for a six month period following the termination of your employment for any reason, you shall not directly or indirectly, on behalf of yourself or any other person (i) solicit, induce or encourage the resignation of any member, partner or employee of any of the Companies, or any individual who was a member, partner or employee of any of the Companies at any time during the six (6) month period immediately prior to the termination of your employment; (ii) interfere in any way with the relationship between any of the Companies and any member, partner or employee or any individual who was a member, partner or employee of a Company at any time during the six (6) month period immediately prior to the termination of your employment; or (iii) hire, or assist any other person in hiring, any member, partner or employee of any of the Companies or any individual who was a member, partner or employee of any of the Companies at any time during the six (6) month period immediately prior to the termination of your employment.
     10. Non-Disparagement. You agree that you will not at any time, either during or following the termination of your employment for any reason, publish or communicate in any manner any statements that disparage any of the Companies or any director, officer, employee or other affiliated or related person of any of the Companies.
     11. Remedy for Breach. You hereby acknowledge that the provisions of paragraphs 6, 7, 8, 9 and 10 are reasonable and necessary for the protection of the Companies and their affiliated and related persons and entities, which will be irreparably harmed if such covenants are not specifically enforced. Accordingly, you agree that, in addition to any other relief to which the Companies may be entitled, including claims for damages, the Companies shall be entitled to seek and obtain injunctive relief (without the requirement of any bond) from a court of competent jurisdiction for the purpose of restraining you from an actual or threatened breach of such covenants.
     12. Miscellaneous.
          (a) No Other Restrictions; No Violations. You represent, warrant and covenant that (i) you are not a party to or subject to any restrictive covenants, legal restrictions or other agreements or obligations in favor of any entity or person, other than your covenants with your present employer not to solicit its employees or clients for a period of sixty days following your termination of employment, including but not limited to non-competition agreements, non-solicitation agreements or confidentiality agreements, where the effect of such covenants, restrictions, agreements or obligations would be to preclude, inhibit, impair or limit your ability to perform your obligations under this Letter Agreement in any way, (ii) your employment hereunder does not and will not violate the terms of any agreement to which you are a party and (iii) you will not, in the course of your employment, make use of, or disclose to any Company, any information, data or other intellectual property obtained by or disclosed to you in the course of any former employment or provision of services to any person or entity in a manner that would violate any restrictive covenants, legal restrictions or other agreements or obligations in favor of any entity or person.
          (b) Entire Agreement; Third Party Beneficiaries. This Letter Agreement supersedes any and all existing agreements, oral or written, relating to the employment and relationship contemplated hereby. You expressly acknowledge and agree that each of the Companies not a named party hereto is an intended third party beneficiary of this Letter Agreement and shall be entitled to enforce the provisions hereof to the same extent as if it were a named party hereto.

          (c) Amendments and Waivers. No provision of this Letter Agreement may be amended, modified, waived or discharged except as agreed to in writing by the parties hereto. The failure of a party to insist upon strict adherence to any term of this Letter Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Letter Agreement.
          (d) Survival. Paragraphs 6 through 12 of this Letter Agreement shall survive the termination of your employment.
          (e) Governing Law and Venue. This Letter Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, without regard to conflicts of laws principles. The parties agree irrevocably to submit to the exclusive jurisdiction of the federal courts or, if no federal jurisdiction exists, the state courts, located in New York City, New York, for the purposes of any suit, action or other proceeding brought by any party arising out of this Letter Agreement and hereby waive, and agree not to assert in any manner, in any such suit, action, or proceeding, any claim that such party is not personally subject to the jurisdiction of the above-named courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper, or that the provisions of this Letter Agreement may not be enforced in or by such courts.
          (f) Severability. If any provision of this Letter Agreement is invalid or unenforceable, the balance of this Letter Agreement shall remain in effect. You acknowledge that the restrictive covenants contained in paragraphs 6, 7, 8, 9 and 10 hereof are a condition of this Letter Agreement and are reasonable and valid in geographical and temporal scope and in all other respects.
          (g) Judicial Modification. If any court or arbitrator determines that any of the covenants in paragraphs 6, 7, 8, 9 and 10 hereof or any part of any of them, is invalid or unenforceable, the remainder of such covenants and parts thereof shall not thereby be affected and shall be given full effect, without regard to the invalid portion. If any court or arbitrator determines that any of such covenants, or any part thereof, is invalid or unenforceable because of the geographic or temporal scope of such provision, such court or arbitrator shall reduce such scope to the extent necessary to make such covenants valid and enforceable.
          If the foregoing correctly sets forth the terms of your employment, please confirm your acceptance of such employment by signing where indicated below. We are very excited about the prospects of working together to build a better Delphi.
[SIGNATURE PAGE FOLLOWS]

Very truly yours, DELPHI CAPITAL MANAGEMENT, INC.
By:
Donald A. Sherman
President and Chief Operating Officer

DELPHI FINANCIAL GROUP, INC.
By:
Donald A. Sherman
President and Chief Operating Officer

Confirmed and accepted:

Stephan Kiratsous

Exhibit A
                    , 2011
Mr. Stephan Kiratsous
Delphi Capital Management, Inc.
590 Madison Avenue, 30th Floor
New York, NY 10022
Re:      Award Agreement
Dear Stephan:
     This letter will serve as notice of separate awards (collectively, the “Awards”) of Options and Restricted Share Units that have been made to you pursuant to the provisions of the Delphi Financial Group, Inc. (the “Company”) 2003 Employee Long-Term Incentive and Share Award Plan, as amended (the “Plan”), by action of the Compensation Committee of the Board of Directors of the Company (the “Committee”), effective _________, 2011, the terms and conditions of which are described herein. All capitalized terms used but not defined herein shall have the meanings given to them in the Plan.
     Pursuant to Section 5(b) of the Plan, you have been granted options to purchase up to ______ shares of the Company’s Class A Common Stock at the price of $____ per share (the “Options”), which was the fair market value of such stock as of ________, 2011, the date of such grant, as determined under the Plan.
     The Options shall become exercisable in five equal and cumulative annual installments of one-fifth (20%) per year, beginning on _________ [first anniversary of grant date to be inserted], 2012. In addition, if your employment with the Company is terminated by the Company other than for Cause or by you for Good Reason, the Options shall become exercisable in their entirety, effective as of the date of such termination. If not exercised sooner, the Options will terminate at the close of business on _________ [tenth anniversary of grant date to be inserted], 2021 or under the circumstances otherwise provided in the Plan. The Options are in all respects subject to each of the terms and conditions of the Plan, a copy of which is attached hereto as Exhibit A.
     In addition, pursuant to Section 5(d) of the Plan, you have been awarded _______ Restricted Share Units (the “Units”), which are subject to the following terms and conditions:
     The Units entitle you to receive ______ shares of the Company’s Class A Common Stock (the “Stock”) upon the earliest of (a) your death or Disability (as defined below), (b) the expiration of any such Delay Period (as defined below) as may be required by the penultimate paragraph of this letter following your “separation from service” (which term, as used herein, shall have the definition contained in Treas. Reg. § 1.409A-1(h)) with the Company (i) by reason of your Occupational Disability (as defined below) that does not also qualify as a Disability (as defined below) or normal retirement in accordance with the policies set by the Company’s Board of Directors (the “Board”), (ii) by the Company other than for Cause, (iii) by you for Good Reason, or (iv) for any reason following a Change of Ownership of the Company, (c) an event or condition that constitutes both a Change of Ownership of the Company and a “change in control event” (which term, as used herein, shall have the definition contained in Treas. Reg. 1.409A-3(i)(5)(i)) with respect to the Company, and (d) with respect to the Applicable Vested Percentage of such number of shares of the Stock only, upon the expiration of such Delay Period as may be required by the penultimate paragraph of this letter following your “separation from service” with the Company for any reason. The “Applicable Vested Percentage,” with respect to the Units, shall be equal to zero until _________ [third anniversary of grant date to be inserted], 2014, at which time such percentage will increase to thirty-three and one-third percent (33 1/3%), with such percentage to increase by an additional 33 1/3% on each of ________ [fourth anniversary of grant date to be inserted], 2015 and _________ [fifth anniversary of grant date to be inserted], 2016, on which date such percentage will be equal to one hundred percent. In each case where the application of the percentage set forth in the preceding sentence would result in an entitlement to a number of shares of the Stock that is not a whole number, such number shall be rounded down to the nearest whole number.
     However, if your employment with the Company terminates other than (a) by the Company not for Cause or by you for Good

Reason, (b) due to your death, Disability, Occupational Disability, or normal retirement in accordance with the policies set by the Board, or (c) for any reason following a Change of Ownership of the Company, the Units will, except as to the Applicable Vested Percentage thereof then in effect, be forfeited to the Company. In addition, notwithstanding anything set forth above or otherwise in this letter, if your employment is terminated by the Company for Cause, the Units will be forfeited to the Company.
     For purposes of the foregoing, with respect to each of the Options and the Units, as applicable:
          “Cause” means (a) conviction of a felony or other crime involving fraud, dishonesty or moral turpitude, (b) fraud with respect to the business of the Company, or (c) gross neglect of duties of your office specified in writing by the Board. For purposes hereof, you shall not be deemed to have been terminated for Cause until the later to occur of (i) the 30th day after notice of termination is given to you and (ii) the delivery to you of a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the members of the Board at a meeting called and held for that purpose, and at which you together with your counsel were given an opportunity to be heard, finding that you were guilty of conduct described in this definition of “Cause”, and specifying the particulars thereof in detail.
          “Good Reason” means your voluntary termination of employment within 120 days after the occurrence without your express written consent of any of the following events, provided that you give notice to the Company at least 30 days in advance requesting that the situation be remedied, and the situation remains unremedied upon expiration of such 30-day period: (i) your removal from, or any failure to elect (or, as the case may be, reelect) you to, the positions of Executive Vice President and Chief Financial Officer of the Company, except in connection with your termination for Cause, Occupational Disability, or Disability or termination by you other than for Good Reason; (ii) reduction in your rate of base salary for any fiscal year to less than 100 percent of the rate of your base salary currently in effect; (iii) failure of the Company to continue in effect any retirement, life insurance, medical insurance or disability plan in which you are presently participating unless the Company provides you with a plan or plans that provide substantially comparable benefits; (iv) a Change of Ownership; or (v) any purported termination by the Company of your employment for Cause that is not effected in compliance with the definition of “Cause” above.
          “Occupational Disability” means an illness, injury, accident or condition of either a physical or psychological nature as a result of which you are unable to perform substantially the duties and responsibilities of your position for 180 days during a period of 365 consecutive calendar days.
          You will be deemed to have a “Disability” if you (i) are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) are, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Company.
          In the event that a dividend is paid or property is distributed (including, without limitation, shares of Stock) with respect to a share of the Stock while a Unit is outstanding, you will receive with respect to each Unit then outstanding: (a) in the case of a cash dividend, or a distribution of property other than stock, dividend equivalents in cash or such property which shall be paid within the calendar month in which the dividend or distribution is paid; and (b) in the case of a stock dividend, a number of additional Units equal to the number of whole or fractional shares of Stock that would have been paid if the Units had been Stock outstanding on the date of distribution.
          In the event of a stock split (other than where effected pursuant to a stock dividend) or combination of shares, recapitalization or other change in the Company’s capitalization, or other distribution to common stockholders other than normal cash dividends, the Committee will make any appropriate adjustments to the number and kind of shares of stock or securities to which the Units relate. The Committee may also make appropriate adjustments to take into account mergers, consolidations, acquisitions, dispositions or similar corporate transactions if it is determined by the Committee that adjustments are appropriate to preserve (but not enhance) the value of the Units.
          In the event it shall be determined by the Company’s independent auditors that any payment or distribution made, or benefit provided (including, without limitation, the acceleration of any payment, distribution or benefit and the acceleration of vesting of any of the Units), by the Company to or for your benefit (whether paid or payable or distributed or distributable pursuant to the terms hereof or otherwise, but determined without regard to any additional payments required pursuant hereto) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (or any similar excise tax) or any interest or penalties are incurred by you with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then you shall be entitled to receive an additional payment (a “Gross-Up Payment”), to be made no later than the end of the calendar year in which you make payment of the Excise Tax (notice of which payment shall be provided by you to the Company), in an amount such that after payment by you of all taxes (including any Excise Tax, income tax or payroll tax) imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to such taxes, you retain from the Gross-Up Payment an amount equal to the Excise Tax imposed upon the Payments.
          The Units may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the time, if any, that you become entitled to receive shares of Stock as provided herein other than by will or the laws of descent and distribution.
          The Options and the Units are subject to the terms and conditions of the Plan, as supplemented and modified by the terms of this letter. In the event of any conflict between the terms of the Plan and the terms of this letter as regards the Options or the Units, the terms of this letter shall prevail.
          It is intended that the Awards and this letter will comply with Section 409A of the Code and any regulations and guidelines issued thereunder, to the extent subject thereto, and this letter shall be interpreted on a basis consistent with such intent. Notwithstanding any provision to the contrary in this letter, if you are, on the date of your “separation from service”, a “specified employee” within the meaning of that term under Treas. Reg. Section 1.409A-1(i), then with regard to any distribution of Stock for which clauses (b) or (d) of the fifth paragraph of this letter provide, such distribution shall not be made prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of your “separation from service” or (ii) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all distributions delayed pursuant to this paragraph shall be made to you in a single lump sum. The Company shall not have any obligation to indemnify or otherwise protect you from any obligation to pay any taxes pursuant to Section 409A of the Code.
          Please confirm your consent to and acceptance of the terms and conditions of the Awards set forth above, and your acknowledgement that such Awards satisfy the requirements of clauses (ii) and (iii) of paragraph 3(e) of the letter agreement between the Company’s subsidiary, Delphi Capital Management, Inc., and you dated April __, 2011, by signing and dating both counterparts of this letter and returning one to me. The other counterpart may be retained for your files.
Very truly yours,
Chad W. Coulter
Senior Vice President,
General Counsel and Secretary
Agreed to and accepted:

Stephan Kiratsous	Date:

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